FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Announces Results of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 1, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, August 31, 2010—Nomura Holdings, Inc. today announced the results of an ongoing share buyback program from the market. The program, originally announced on July 30, 2010, has been authorized for the period between August 9 and September 17, 2010, and is in accordance with Article 459-1 of the Companies Act of Japan.

Share buyback activity from August 9, 2010, to August 31, 2010

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	75,000,000 shares
3. Aggregate purchase amount	37,361,694,700 yen
4. Purchase period	August 9, 2010, to August 31, 2010
5. Method of repurchase	Purchase on the stock exchange via trust bank

Share buyback program resolution at Board of Directors meeting on July 30, 2010

1. Type of shares	Nomura Holdings common stock
2. Total shares authorized for repurchase	Up to 75 million shares
3. Total value of shares authorized for repurchase	Up to 50 billion yen
4. Period	August 9, 2010, to September 17, 2010

Ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.